Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132561
18,760,267 Shares
American International Group, Inc.
Common Stock
(Par Value $2.50 per Share)

          This prospectus relates to up to 18,760,267 shares (“Plan Shares”) of Common Stock of American International Group, Inc., which may be delivered by Starr International Company, Inc. (“SICO”) pursuant to SICO’s Deferred Compensation Profit Participation Plans (the “SICO Plans”). SICO is a private holding company that from 1975 through 2004 provided compensation through the SICO plans to AIG employees. This prospectus is to be used by SICO in connection with the delivery of Plan Shares to participants in the SICO Plans.
          This prospectus may also be used by participants in the SICO Plans (the “Selling Shareholders”) in connection with the resale of Plan Shares. The Plan Shares may be sold by Selling Shareholders from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution”.
          AIG will not receive any of the proceeds from delivery of Plan Shares by SICO or from any sales of Plan Shares by the Selling Shareholders. All costs, expenses and fees in connection with the registration of the Plan Shares will be borne by AIG.
          AIG’s Common Stock is listed on the New York Stock Exchange and trades under the symbol “AIG”. The last reported sale price of AIG’s Common Stock on June 16, 2006 was $59.87.

          Investing in the Common Stock involves certain risks. See “Risk Factors” beginning on page 2 to read about certain factors you should consider before buying the Common Stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 22, 2006

          Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to the “Company”, “AIG”, “we”, “our”, “us” and similar references mean American International Group, Inc. and its subsidiaries.
          You should rely only on the information contained in this prospectus or any prospectus supplement or information contained in documents which you are referred to by this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are offering to sell the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of the documents or any sale of the securities.

CAUTIONARY STATEMENT REGARDING PROJECTIONS
AND OTHER INFORMATION ABOUT FUTURE EVENTS
          This prospectus and the documents incorporated herein by reference, as well as other publicly available documents, may include, and AIG’s officers and representatives may from time to time make, projections concerning financial information and statements concerning future economic performance and events, plans and objectives relating to management, operations, products and services, and assumptions underlying these projections and statements. These projections and statements are not historical facts but instead represent only AIG’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG’s control. These projections and statements may address, among other things, the status and potential future outcome of the current regulatory and civil proceedings against AIG and their potential effect on AIG’s businesses, financial position, results of operations, cash flows and liquidity, the effect of the credit rating downgrades on AIG’s businesses and competitive position, the unwinding and resolving of various relationships between AIG and C.V. Starr & Co., Inc. (“Starr”) and SICO and AIG’s strategy for growth, product development, market position, financial results and reserves. It is possible that AIG’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these projections and statements. Factors that could cause AIG’s actual results to differ, possibly materially, from those in the specific projections and statements are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7, Part II of AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, Risk Factors in Item 1A, Part I of AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in “Risk Factors” below. AIG is not under any obligation (and expressly disclaims any such obligations) to update or alter any projection or other statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
AIG
          AIG, a Delaware corporation, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG’s principal executive offices are located at 70 Pine Street, New York, New York 10270, and its main telephone number is (212) 770-7000. The Internet address for AIG’s corporate website is www.aigcorporate.com. Except for the documents referred to under “Where You Can Find More Information” which are specifically incorporated by reference into this prospectus, information contained on AIG’s website or that can be accessed through its website does not constitute a part of this prospectus. AIG has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

RISK FACTORS
          An investment in the Common Stock involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to invest in the Common Stock. If any of the events described in the risk factors below actually occur, AIG’s business, financial condition, operating results and prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.
Risks Relating to Our Business

AIG’s Credit Ratings
          The downgrades in AIG’s credit ratings will increase AIG’s borrowing costs, may lessen AIG’s ability to compete in certain businesses and will require AIG to post additional collateral.
          From March through June of 2005, the major rating agencies downgraded AIG’s ratings in a series of actions. Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), lowered the long-term senior debt and counterparty ratings of AIG from ‘AAA’ to ‘AA’ (second highest of eight rating categories) and changed the rating outlook to negative. S&P’s outlook indicates the potential direction of a rating over the intermediate term (typically six months to two years). A negative outlook means that a rating may be lowered; however, an outlook is not necessarily a precursor to a rating change. Moody’s Investors Service (“Moody’s”) lowered AIG’s long-term senior debt rating from ‘Aaa’ to ‘Aa2’ (second highest of nine rating categories) with a stable outlook. Moody’s appends numerical modifiers 1, 2, and 3 to the generic rating categories to show relative position within rating categories. Fitch Ratings (“Fitch”) downgraded the long-term senior debt ratings of AIG from ‘AAA’ to ‘AA’ (second highest of nine rating categories) and placed the ratings on Rating Watch Negative. A Fitch Rating Watch notifies investors that there is a reasonable probability of a rating change and the likely direction of such change. A Rating Watch Negative indicates a potential downgrade. Rating Watch is typically resolved over a relatively short period. In April 2006, Fitch removed AIG from Rating Watch Negative and affirmed its rating with a stable outlook.
          The agencies also took rating actions on AIG’s insurance subsidiaries. S&P lowered the financial strength ratings of AIG’s insurance subsidiaries to ‘AA+’ (second highest rating of eight rating categories) and assigned a negative rating outlook. Fitch also lowered the financial strength ratings of AIG’s insurance companies to ‘AA+’ (second highest of nine rating categories) and placed them on Rating Watch Negative. In April 2006, Fitch removed the financial strength ratings from Rating Watch Negative and affirmed them with a stable outlook. S&P and Fitch ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories. Moody’s lowered the insurance financial strength ratings generally to either ‘Aa1’ or ‘Aa2’ (both within the second highest of nine rating categories) with a stable outlook. A.M. Best downgraded the financial strength ratings of most of AIG’s insurance subsidiaries from ‘A++’ to ‘A+’ (second highest of fourteen rating levels) and the issuer credit ratings from ‘aa+’ to ‘aa-’ (remaining within the second highest of nine rating levels) and placed the ratings under review with negative implications. An under review modifier by A.M. Best is assigned to a company whose rating opinion is under review and may be subject to change in the near-term, generally defined as six months. Negative implications indicates a potential downgrade. In June 2006, A.M. Best upgraded the financial strength ratings from ‘A+’ to ‘A++’ (highest of fourteen rating levels) and the issuer credit ratings from ‘aa-’ to ‘aa+’ (remaining within the second highest of nine rating levels) for the domestic life & retirement services subsidiaries of AIG. A.M. Best also affirmed the financial strength ratings of ‘A+’ (second highest of fourteen rating levels) and the issuer credit ratings of ‘aa-’ (within the second highest of nine rating levels) of most of AIG’s domestic property and casualty subsidiaries. In addition, A.M. Best removed from review all of the ratings of AIG’s insurance subsidiaries and assigned an issuer credit rating of ‘aa’ (within the second highest of nine rating levels) to AIG.
          In addition, S&P changed the outlook on the ‘AA-’ long-term senior debt rating (second highest out of eight rating categories) of International Lease Finance Corporation (a wholly owned subsidiary of AIG) (“ILFC”) to negative. Moody’s affirmed ILFC’s long-term and short-term senior debt ratings (‘A1’/‘P-1’) (third highest of nine, and highest of three, rating categories, respectively). Fitch downgraded ILFC’s long-

term senior debt rating from ‘AA-’ to ‘A+’ (third highest of nine rating categories), placed it on Rating Watch Negative and downgraded ILFC’s short-term debt rating from ‘F1+’ to ‘F1’ (remaining within the highest of five rating categories). In April 2006, Fitch removed ILFC’s long-term senior debt rating from Rating Watch Negative and affirmed it with a stable outlook.
          Fitch also placed the ‘A+’ long-term senior debt ratings (third highest of nine rating categories) of American General Finance Corporation and American General Finance, Inc. (wholly owned subsidiaries of AIG) on Rating Watch Negative. In April 2006, these ratings were also removed from Rating Watch Negative and affirmed with a stable outlook. S&P and Moody’s affirmed the long-term and short-term senior debt ratings of American General Finance Corporation of ’A+’/’A-1’ (third highest of eight rating categories/ highest of eight rating categories) and ’A1’/’P-1’ (third highest of nine rating categories/ highest of three rating categories), respectively.
          These debt and financial strength ratings are current opinions of the rating agencies. As such, they may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances. Ratings may also be withdrawn at AIG management’s request. This discussion of ratings is not a complete list of ratings of AIG and its subsidiaries.
          These ratings actions have affected and will continue to affect AIG’s business and results of operations in a number of ways.

•	Downgrades in AIG’s debt ratings will adversely affect AIG’s results of operations. AIG relies on external sources of financing to fund several of its operations. The cost and availability of unsecured financing are generally dependent on the issuer’s long-term and short-term debt ratings. These downgrades and any future downgrades in AIG’s debt ratings may adversely affect AIG’s borrowing costs and therefore adversely affect AIG’s results of operations.

•	The downgrade in AIG’s long-term senior debt ratings will adversely affect AIGFP’s ability to compete for certain businesses. Credit ratings are very important to the ability of financial institutions to compete in the derivative and structured transaction marketplaces. Historically, AIG’s triple-A ratings provided AIGFP a competitive advantage. The downgrades have reduced this advantage and, for specialized financial transactions that generally are conducted only by triple-A rated financial institutions, counterparties may be unwilling to transact business with AIGFP except on a secured basis. This could require AIGFP to post more collateral to counterparties in the future. See below for a further discussion of the effect that posting collateral may have on AIG’s liquidity.

•	Although the financial strength ratings of AIG’s insurance company subsidiaries remain high compared to many of their competitors, the downgrades have reduced the previous ratings differential. The competitive advantage of the ratings to AIG’s insurance company subsidiaries may be lessened accordingly.

•	As a result of the downgrades of AIG’s long-term senior debt ratings, AIG was required to post approximately $1.16 billion of collateral with counterparties to municipal guaranteed investment contracts and financial derivatives transactions. In the event of a further downgrade, AIG will be required to post additional collateral. It is estimated that, as of the close of business on April 30, 2006, based on AIG’s outstanding municipal guaranteed investment contracts and financial derivatives transactions as of such date, a further downgrade of AIG’s long-term senior debt ratings to ‘Aa3’ by Moody’s or ‘AA-’ by S&P would permit counterparties to call for approximately $896 million of additional collateral. Further, additional downgrades could result in requirements for substantial additional collateral, which could have a material effect on how AIG manages its liquidity. The actual amount of additional collateral that AIG would be required to post to counterparties in the event of such downgrades depends on market conditions, the market value of the outstanding affected transactions and other factors prevailing at the time of the downgrade. Any additional obligations to post collateral will increase the demand on AIG’s liquidity.

          Ratings downgrades could also trigger the application of termination provisions in certain of AIG’s contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.
          Certain municipal guaranteed investment agreements and master swap agreements entered into by AIGFP contain termination provisions based on ratings, which, at specified ratings levels, would give AIGFP’s counterparties the right to require repayment (in the case of guaranteed investment agreements) or termination (in the case of master swap agreements). Approximately 42 percent of AIGFP’s municipal guaranteed investment agreements outstanding at December 31, 2005 included credit rating termination provisions, of which approximately 89 percent would not be triggered until a downgrade from AIG’s current ratings of ‘Aa2’ by Moody’s and ‘AA’ by S&P, to ‘Baa1’ or below by Moody’s or to ‘BBB+’ or below by S&P (five rating notches or two levels below the current ratings). Approximately 37 percent of the master swap agreements outstanding between AIGFP and counterparties with which AIGFP has outstanding transactions at December 31, 2005 included a mutual credit rating termination provision, of which approximately 56 percent would not be triggered until a ratings downgrade of AIG to the ratings described above.
          The effect on AIGFP’s liquidity of termination provisions in municipal guaranteed investment agreements and master swap agreements would be influenced by a number of factors. The liquidity effect from the termination of any such agreement would be offset to the extent AIGFP had previously posted collateral to secure its obligations under the terminated agreement (as such collateral would be released upon AIGFP’s making the termination payment); AIGFP is often required to post collateral under both guaranteed investment agreements and master swap agreements before AIG’s credit ratings reach levels that would permit termination of such agreements. In the case of a terminated master swap agreement, whether AIGFP would be required to make a termination payment, and the amount of such payment, if any, would depend on the market value of the transactions under the agreement at the time of termination. Such values change continually with changes in various market levels (e.g., interest rates).
          With respect to reinsurance contracts entered into by Transatlantic, approximately 28 percent of the in-force contracts at December 31, 2005 contained clauses that permitted the ceding company to cancel the contract upon a ratings downgrade. The cancellation clauses would not be triggered until a downgrade of Transatlantic’s financial strength ratings (currently rated ‘AA-’ by S&P and ‘A+’ under review with negative implications by A.M. Best) below ‘A-’ by S&P or A.M. Best.

Regulatory Investigations
          Significant legal proceedings have adversely affected AIG’s results of operations for 2005. As a result of the settlements discussed under Item 3. Legal Proceedings in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, AIG recorded an after-tax charge of approximately $1.15 billion in the fourth quarter of 2005. AIG is party to numerous other legal proceedings and regulatory investigations. It is possible that the effect of the unresolved matters could be material to AIG’s consolidated results of operations for an individual reporting period. For a discussion of these unresolved matters, see Item 3. Legal Proceedings in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.
          Significant investigations into AIG’s business are continuing and the commencement of additional investigations is possible. Broad-ranging investigations into AIG’s business practices continue. These investigations are being conducted by a number of regulators, and related actions by regulators both within and outside the United States may be undertaken in response. The review of large amounts of information by various regulatory authorities may result in the commencement of new areas of inquiry and, possibly, new significant legal proceedings.

The Relationships Between AIG and Starr and SICO
          The relationships between AIG and Starr and SICO may take an extended period of time to unwind and/or resolve, and the consequences of such resolution are uncertain. Although AIG is currently working on unwinding and resolving its relationships with Starr and SICO, which are described under “Relationships with Starr and SICO” below, AIG cannot predict what its future relationship with Starr and SICO will be. AIG subsidiaries are in the process of terminating their agency relationships with the Starr agencies and are beginning to write the business previously produced by those agencies on a direct basis. AIG also continues to address the issues posed by compensation plans and programs previously provided to AIG executives by Starr and SICO, as AIG is providing compensation programs that recognize those plans and programs. In January 2006, Starr announced that it had completed its tender offers to purchase interests in Starr and that all eligible shareholders had tendered their shares. As a result of completion of the tender offers, no AIG executive currently holds any Starr interest. AIG has entered into agreements pursuant to which AIG agrees, subject to certain conditions, to assure AIG’s current employees that all payments are made under the SICO Plans. See Note 12(f) and Note 16 of Notes to Consolidated Financial Statements in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005. Nevertheless, there can be no assurance that AIG will be able to effectively address the consequences for its executives of the unwinding of their participation in the Starr and SICO plans and programs. Nor can there be any assurance that AIG will compete successfully for the business previously produced by the Starr agencies.
          Finally, litigation between AIG and Starr and SICO remains pending, and the timing and terms of any resolution cannot currently be predicted. As a result of the foregoing, there can be no assurance that the ultimate resolution of AIG’s relationships with Starr and SICO will not be adverse to AIG. For further information about litigation between AIG and Starr and SICO, see Item 3. Legal Proceedings in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.

Certain Material Weaknesses
          Management has identified three remaining material weaknesses in AIG’s internal control over financial reporting. Remediation is ongoing with respect to these material weaknesses, which relate to controls over certain balance sheet reconciliations, controls over the accounting for certain derivative transactions and controls over income tax accounting. Until these weaknesses are remediated, the weaknesses could affect the accuracy or timing of future filings with the SEC and other regulatory authorities. A discussion of these material weaknesses and AIG’s remediation efforts can be found in Item 9A of Part II of AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Access to Capital Markets
          AIG’s access to the U.S. public capital markets may be delayed by the SEC registration process. Although AIG is able to access the Rule 144A and Euro markets, AIG will be unable to access the U.S. public securities markets until it has filed and the SEC has declared effective a new registration statement under the Securities Act of 1933. Depending upon the SEC’s review of these filings, this process may take several months or more.
          Unless relief is granted by the SEC, AIG will not be able to avail itself of certain favorable provisions of the Securities Act. AIG will not, for a period of three years, be a “well-known seasoned issuer”. During this period, AIG’s ability to communicate with respect to new product offerings and to structure client products will be more limited than they otherwise would. In addition, during this period, AIG will not be able to avail itself of provisions that allow for an automatically effective shelf registration statement or rely on the “forward-looking statements” safe harbor under the securities laws in providing forward-looking information to investors.

Foreign Operations
          Foreign operations expose AIG to risks that may affect its operations, liquidity and financial conditions. AIG provides insurance and investment products and services to both businesses and individuals in more than 130 countries and jurisdictions. A substantial portion of AIG’s General Insurance business and a majority of its Life Insurance & Retirement Services businesses are conducted outside the United States. Operations outside of the United States may be affected by regional economic downturns, political upheaval, nationalization and other restrictive government actions, which could also affect other AIG operations.

          The degree of regulation and supervision in foreign jurisdiction varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG’s insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG’s international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments including tax changes, regulatory restrictions and nationalization of AIG’s operations without compensation. Adverse affects resulting from any one country may affect AIG’s results of operations, liquidity and financial condition depending on the magnitude of the event and AIG’s net financial exposure at that time in that country.

Liquidity
          Payments from subsidiaries may be limited by regulators. AIG depends on dividends, distributions and other payments from AIG’s subsidiaries to fund dividend payments and to fund payments on AIG’s obligations, including debt obligations. Regulatory and other legal restrictions may limit AIG’s ability to transfer funds freely, either to or from AIG’s subsidiaries. In particular, many of AIG’s subsidiaries, including AIG’s insurance subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfer altogether in certain circumstances. These laws and regulations may hinder AIG’s ability to access funds that AIG may need to make payments on AIG’s obligations.

Regulation
          AIG is subject to extensive regulation in the jurisdictions in which it conducts its businesses. AIG’s operations around the world are subject to regulation by different types of regulatory authorities, including insurance, securities, investment advisory, banking and thrift regulators in the United States and abroad. AIG’s operations have become more diverse and consumer-oriented, increasing the scope of regulatory supervision and the possibility of intervention. In particular, AIG’s consumer lending business is subject to a broad array of laws and regulations governing lending practices and permissible loan terms, and AIG would expect increased regulatory oversight relating to this business.
          The regulatory environment could have a significant effect on AIG and its businesses. Among other things, AIG could be fined, prohibited from engaging in some of its business activities or subject to limitations or conditions on its business activities. Significant regulatory action against AIG could have material adverse financial effects, cause significant reputational harm, or harm business prospects. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to clients may also adversely affect AIG and its businesses.

Casualty Insurance Underwriting and Reserves
          Casualty insurance liabilities are difficult to predict and may exceed the related reserves for losses and loss expenses. While AIG annually reviews the adequacy of the established reserve for losses and loss expenses, there can be no assurance that AIG’s ultimate loss reserves will not develop adversely and materially exceed AIG’s current loss reserves. Estimation of ultimate net losses, loss expenses and loss reserves is a complex process for long-tail casualty lines of business, which include excess and umbrella liability, directors and officers liability, professional liability, medical malpractice, workers compensation, general liability, products liability and related classes, as well as for asbestos and environmental exposures. Generally, actual historical loss development factors are used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Moreover, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for reserves with respect to a number of years to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the reserves. These changes in loss trends or loss development factors could be attributable to changes in inflation in labor and material costs or in the judicial environment, or in other social or economic phenomena affecting claims.

Natural Disasters and Pandemic Diseases
          Natural disasters and pandemic disease could adversely affect AIG’s operating results. Natural disasters such as hurricanes, earthquakes and other catastrophes have the potential to adversely affect AIG’s operating results. Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could adversely affect AIG’s business and operating results to an extent that may be only minimally offset by reinsurance programs.
          While to date outbreaks of the Avian Flu continue to occur among poultry or wild birds in a number of countries in Asia, parts of Europe, and recently in Africa, transmission to humans has been rare. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide. If such an outbreak were to take place, early quarantine and vaccination could be critical to containment.
          Both the contagion and mortality rate of any mutated H5N1 virus that can be transmitted from human to human are highly speculative. AIG continues to monitor the developing facts. A significant global outbreak could have a material adverse effect on AIG’s life insurance business operating results and liquidity from increased mortality and morbidity rates.
USE OF PROCEEDS
          AIG will not receive any of the proceeds from delivery of Plan Shares by SICO or from any sales by the Selling Shareholders of the Plan Shares. All costs, expenses and fees in connection with the registration of the shares will be borne by AIG.

SELECTED CONSOLIDATED FINANCIAL DATA
          The Selected Consolidated Financial Data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005. Information for the three months ended March 31, 2006 and 2005 should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated financial statements and accompanying notes included in AIG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. See also Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Restatements of Previously Issued Financial Statements” in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.

	Three Months Ended
	March 31,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Revenues(a):
Premiums and other considerations	$18,242	$17,680	$70,209	$66,625	$54,802	$44,289	$38,261
Net investment income	5,827	5,332	22,165	18,465	15,508	13,593	13,002
Realized capital gains (losses)	169	137	341	44	(442)	(1,653)	(910)
Other revenues(b)	3,021	4,053	16,190	12,532	9,553	9,942	9,605
Total revenues	27,259	27,202	108,905	97,666	79,421	66,171	59,958
Benefits and expenses:
Incurred policy losses and benefits	15,000	14,873	63,711	58,360	46,034	40,005	33,984
Insurance acquisition and other operating expenses	7,466	6,680	29,981	24,461	21,480	18,358	18,040
Acquisition, restructuring and related charges	—	—	—	—	—	—	2,017
Total benefits and expenses	22,466	21,553	93,692	82,821	67,514	58,363	54,041
Income before income taxes, minority interest and cumulative effect of accounting changes(c)	4,793	5,649	15,213	14,845	11,907	7,808	5,917
Income taxes	1,435	1,706	4,258	4,407	3,556	1,919	1,594
Income before minority interest and cumulative effect of accounting changes	3,358	3,943	10,955	10,438	8,351	5,889	4,323
Minority interest	(197)	(144)	(478)	(455)	(252)	(160)	(101)
Income before cumulative effect of accounting changes	3,161	3,799	10,477	9,983	8,099	5,729	4,222
Cumulative effect of accounting changes, net of tax	34	—	—	(144)	9	—	(136)
Net income	3,195	3,799	10,477	9,839	8,108	5,729	4,086
Earnings per common share:
Basic
Income before cumulative effect of accounting changes	1.21	1.46	4.03	3.83	3.10	2.20	1.61
Cumulative effect of accounting changes, net of tax	0.01	—	—	(0.06)	—	—	(0.05)
Net income	1.22	1.46	4.03	3.77	3.10	2.20	1.56
Diluted(d)
Income before cumulative effect of accounting changes	1.21	1.45	3.99	3.79	3.07	2.17	1.59
Cumulative effect of accounting changes, net of tax	0.01	—	—	(0.06)	—	—	(0.05)
Net income	1.22	1.45	3.99	3.73	3.07	2.17	1.54
Dividends per common share(e)	0.150	0.175	0.63	0.29	0.24	0.18	0.16
Total assets	879,798	830,477	853,370	801,145	675,602	561,598	490,614
Long-term debt and commercial paper(f)
Guaranteed by AIG	14,665	9,512	10,425	8,498	7,469	7,144	8,141
Liabilities connected to trust preferred stock	1,390	1,489	1,391	1,489	1,682	—	—
Matched/not guaranteed by AIG	102,726	95,020	98,033	86,912	71,198	63,866	56,073
Total Liabilities(g)	791,219	748,671	766,867	721,273	606,180	501,163	438,551
Shareholders’ equity	88,390	81,608	$86,317	$79,673	$69,230	$58,303	$49,881

(a)	Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management advisory and management fees and net investment income from guaranteed investment contracts, and realized capital gains (losses).

(b)	Includes the effect of hedging activities that do not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2005, 2004, 2003, 2002 and 2001, respectively, the amounts included are $2.01 billion, $(122) million, $(1.01) billion, $220 million and $56 million.

(c)	Includes catastrophe losses of $3.28 billion in 2005, $1.16 billion in 2004, $83 million in 2003, $61 million in 2002 and World Trade Center losses of $900 million in 2001.

(d)	Assumes conversion of contingently convertible bonds due to the adoption of EITF Issue No. 04-8 “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share”.

(e)	Dividends have not been restated to reflect dividends paid by American General Corporation, which was acquired by AIG on August 29, 2001.

(f)	Including that portion of long-term debt maturing in less than one year. See also Note 9 of Notes to Consolidated Financial Statements in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.

(g)	Includes $2.1 billion and $2.2 billion for the years ended 2002 and 2001, respectively, of other liabilities connected to the consolidation of the Muni Tender Option Bond Program trusts.

MARKETPLACE AND DIVIDEND INFORMATION
          The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices per share of Common Stock as reported on the New York Stock Exchange and the dividends per share of Common Stock declared by AIG during those periods.
          Shares of Common Stock are listed on the New York Stock Exchange and trade under the symbol “AIG”.

	Common Stock

	High	Low	Dividends

2003:
First Quarter	$63.50	$44.47	$0.047
Second Quarter	60.20	50.60	0.047
Third Quarter	64.70	55.54	0.065
Fourth Quarter	66.28	56.59	0.065
2004:
First Quarter	75.12	66.79	0.065
Second Quarter	76.77	69.39	0.065
Third Quarter	72.66	66.48	0.075
Fourth Quarter	68.72	54.70	0.075
2005:
First Quarter	73.12	55.41	0.125
Second Quarter	58.48	50.35	0.125
Third Quarter	62.67	58.61	0.150
Fourth Quarter	69.10	59.33	0.150
2006:
First Quarter	70.83	65.35	0.150
Second Quarter (through June 16, 2006)	66.71	58.56	0.150
          As of January 31, 2006, there were 56,000 holders of record of AIG’s common stock.
          Subject to the dividend preference of any of AIG’s preferred stock that may be outstanding, the holders of Common Stock will be entitled to receive dividends that may be declared by AIG’s board of directors from funds legally available for the payment of dividends. There are restrictions that apply under applicable insurance laws, however, to the payment of dividends to AIG by AIG’s insurance subsidiaries.

RELATIONSHIPS WITH STARR AND SICO
          SICO and Starr, a private holding company affiliated with SICO, have been affiliated with AIG since AIG’s formation.
          Starr and SICO were established by Cornelius Vander Starr, the founder of the insurance operations that were eventually combined to form AIG. Starr was established in 1950 primarily for the purpose of holding certain U.S. based insurance agencies. SICO was established in 1943 to engage in insurance agency and servicing activities. Starr and SICO acquired substantially all of their shares of AIG Common Stock during the period from 1967 to 1978 when AIG’s current holding-company structure was established through the consolidation of Cornelius Vander Starr’s insurance businesses, including most of those held by Starr and SICO, which were transferred to AIG in exchange for shares of AIG Common Stock. Following these restructurings, Starr continued to hold some insurance agencies, which have continued to do business with AIG subsidiaries. More information on Starr’s and SICO’s ownership of AIG Common Stock can be found in the most recent Schedule 13D filed by these entities.
          Historically, Starr offered members of AIG’s senior management the opportunity to purchase shares of its common stock, and from 1975 through 2004 SICO provided compensation to certain key employees of AIG through the SICO Plans. A number of senior AIG executives have historically held positions with, and received compensation from, Starr and SICO.
          AIG is working on unwinding and resolving its various relationships with Starr and SICO. AIG also is implementing compensation programs that replace those plans and programs previously provided by Starr and SICO. As a result of completion of tender offers by Starr to purchase interests in Starr, as of January 2006, no AIG executive holds any Starr interest. Litigation between AIG and Starr and SICO remains pending, and the timing and terms of any resolution cannot currently be predicted. Further information concerning the relationship between AIG and Starr and SICO is contained in AIG’s Proxy Statement, dated April 5, 2006, and further information concerning the litigation between AIG and Starr and SICO is contained in AIG’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, each of which is available as described under “Where You Can Find More Information”.
THE SICO PLANS
          Starr International Company, Inc., or SICO, has provided benefits under a series of substantially similar Deferred Compensation Profit Participation Plans (referred to as SICO Plans) to certain key employees of SICO, AIG and their subsidiaries and affiliates (the “Participants”).
          Each SICO Plan has a two-year performance period. The SICO Plans provide that shares of AIG Common Stock owned by SICO may be set aside by SICO for the benefit of Participants and distributed upon their retirement. The number of shares of AIG Common Stock set aside for each Participant under a SICO Plan is based primarily on (1) the growth in SICO’s retained earnings attributable to the shares of AIG Common Stock held by SICO during the two-year performance period to which the Plan applies as compared to the preceding two-year period and (2) the book value of a share of AIG Common Stock at the end of the two-year performance period to which the Plan applies. The SICO board of directors currently may permit an early payout of units under certain circumstances. Prior to payout, a Participant is not entitled to vote, dispose of or receive dividends with respect to the shares of AIG Common Stock, and such shares are subject to forfeiture under certain conditions, including but not limited to the Participant’s voluntary termination of employment before normal retirement age. In addition, SICO’s board of directors currently may elect to pay a Participant cash in lieu of shares of AIG Common Stock; however, in December 2005, SICO notified the Participants that it will settle future payouts under the SICO Plans with shares of AIG Common Stock rather than cash.
          The SICO board of directors administers the SICO Plans, without the input or advice of AIG, and may waive or amend the terms and conditions of the SICO Plans at any time without the approval of AIG.
          AIG has not received any cash or property in consideration of the granting of units under the SICO Plans.

DESCRIPTION OF COMMON STOCK
          Please note that in this section entitled “Description of Common Stock”, references to “AIG” refer only to American International Group, Inc., and not to its consolidated subsidiaries.
          AIG’s authorized capital stock includes 5,000,000,000 shares of Common Stock. As of March 31, 2006, there were 2,597,469,137 shares of Common Stock outstanding.
General
          All of the outstanding shares of AIG’s Common Stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, none of which are currently outstanding, the holders of Common Stock are entitled to receive:

•	dividends when, as and if declared by AIG’s board of directors out of funds legally available for the payment of dividends (there are restrictions that apply under applicable insurance laws, however, to the payment of dividends to AIG by its insurance subsidiaries); and

•	in the event of dissolution of AIG, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in AIG’s amended and restated certificate of incorporation.
          Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of Common Stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. Additional authorized shares of Common Stock may be issued without shareholder approval.
Section 203 of the Delaware General Corporation Law
          Section 203 of the Delaware General Corporation Law applies to AIG. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between AIG and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became an interested stockholder, AIG’s board of directors must have approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of AIG’s voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers; or

•	the business combination is approved by AIG’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

SELLING SECURITY HOLDERS
          The Selling Shareholders are the Participants in the SICO Plans. The following table sets forth:

•	the name of each Selling Shareholder;

•	the number of shares and the percentage of Common Stock beneficially owned by each Selling Shareholder before the offerings;

•	the number of shares of Common Stock contingently allocated to each Selling Shareholder under SICO Plans;

•	the number of shares of Common Stock which may be offered in the offerings by each Selling Shareholder following delivery of that number of shares to the Selling Shareholder by SICO; and

•	the number of shares of Common Stock to be beneficially owned by each Selling Shareholder after the completion of the offerings.
          Each Selling Shareholder is a current or former officer or employee of AIG or one of its affiliates or subsidiaries.

			Number of
	Shares Beneficially		Shares
	Owned Before		Contingently		Shares Beneficially Owned
	Offerings		Allocated		After Offerings
			Under SICO	Number of
Name	Number	Percent	Plans(a)	Shares Offered(a)	Number	Percent

Martin J. Sullivan	44,670	0.0017%	192,033	192,033	44,670	0.0017%
Director, President and Chief Executive Officer
Edmund S. W. Tse	985,823	0.0380%	64,000	64,000	985,823	0.0380%
Director, Senior Vice Chairman — Life Insurance
Thomas R. Tizzio	679,098	0.0261%	873,317	873,317	679,098	0.0261%
Former Senior Vice Chairman — General Insurance
Jacob A. Frenkel	0	(b)	16,000	16,000	0	(b)
Vice Chairman — Global Economic Strategies
Frank G. Wisner	604	(b)	9,600	9,600	604	(b)
Vice Chairman — External Affairs
Steven J. Bensinger	481	(b)	9,000	9,000	481	(b)
Executive Vice President and Chief Financial Officer
Rodney O. Martin, Jr.	51,831	0.0020%	23,020	23,020	51,831	0.0020%
Executive Vice President — Life Insurance
Kristian P. Moor	4,198	0.0002%	169,265	169,265	4,198	0.0002%
Executive Vice President — Domestic General Insurance
Win J. Neuger	94,895	0.0037%	231,481	231,481	94,895	0.0037%
Executive Vice President and Chief Investment Officer

			Number of
	Shares Beneficially		Shares
	Owned Before		Contingently		Shares Beneficially Owned
	Offerings		Allocated		After Offerings
			Under SICO	Number of
Name	Number	Percent	Plans(a)	Shares Offered(a)	Number	Percent

R. Kendall Nottingham	85,484	0.0033%	230,149	230,149	85,484	0.0033%
Executive Vice President — Life Insurance
Robert M. Sandler	319,828	0.0123%	338,788	338,788	319,828	0.0123%
Executive Vice President — Domestic Personal Lines
Nicholas C. Walsh	27,460	0.0011%	104,748	104,748	27,460	0.0011%
Executive Vice President — Foreign General Insurance
Jay S. Wintrob	1,503,438	0.0579%	96,000	96,000	1,503,438	0.0579%
Executive Vice President — Retirement Services
William N. Dooley	40,222	0.0015%	126,020	126,020	40,222	0.0015%
Senior Vice President — Financial Services
Axel I. Freudmann	58,862	0.0023%	170,729	170,729	58,862	0.0023%
Senior Vice President — Human Resources
David L. Herzog	4,590	0.0002%	14,940	14,940	4,590	0.0002%
Senior Vice President and Comptroller
Robert E. Lewis	26,176	0.0010%	96,712	96,712	26,176	0.0010%
Senior Vice President and Chief Risk Officer
Brian T. Schreiber	12,997	0.0005%	53,050	53,050	12,997	0.0005%
Senior Vice President — Strategic Planning
Richard W. Scott	49,595	0.0019%	17,820	17,820	49,595	0.0019%
Senior Vice President — Investments
Kathleen E. Shannon	96,231	0.0037%	81,932	81,932	96,231	0.0037%
Senior Vice President and Secretary
Keith L. Duckett	4,076	0.0002%	31,346	31,346	4,076	0.0002%
Vice President — Administration
Robert A. Gender	464	(b)	2,900	2,900	464	(b)
Vice President and Treasurer
Charlene M. Hamrah	20,452	0.0008%	18,566	18,566	20,452	0.0008%
Vice President and Director of Investor Relations

			Number of
	Shares Beneficially		Shares
	Owned Before		Contingently		Shares Beneficially Owned
	Offerings		Allocated		After Offerings
			Under SICO	Number of
Name	Number	Percent	Plans(a)	Shares Offered(a)	Number	Percent

Peter K. Lathrop	3,465	0.0001%	36,150	36,150	3,465	0.0001%
Vice President and Director of Taxes
Eric N. Litzky	1,960	0.0001%	4,550	4,550	1,960	0.0001%
Vice President — Corporate Governance
Eli Broad	10,923,840	0.4206%	47,537	47,537	10,923,840	0.4206%
Steven Udvar-Hazy	20,218,917	0.7786%	110,400	110,400	20,218,917	0.7786%
Holders owning, in the aggregate, less than 1% of the outstanding Common Stock	(c)	(c)	15,590,214	15,590,214	(c)	(c)

(a)	The total number of shares of Common Stock contingently allocated under SICO Plans is based on a figure provided to AIG by SICO.

(b)	Less than 0.0001%.

(c)	Prior to the offerings, the Selling Shareholders who are not individually named in the table above beneficially own, in the aggregate, less than 1% of the outstanding Common Stock. The number of shares of Common Stock beneficially owned, in the aggregate, by these Selling Shareholders will not be affected by the offerings.
          According to the Schedule 13D filed on May 26, 2006, Starr, SICO, Edward E. Matthews, Maurice R. Greenberg, the Maurice R. and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc., may be deemed to beneficially own 393,157,543 shares of AIG Common Stock. Based on the shares of Common Stock outstanding as of March 31, 2006, this ownership represents approximately 15 percent of the voting stock of AIG. For a discussion of the material relationships between AIG and SICO, see “Relationships with Starr and SICO”.

PLAN OF DISTRIBUTION
          SICO may use this prospectus in connection with the delivery of Plan Shares to the Selling Shareholders. No underwriter, dealer, broker or other sales agent will be used by SICO in effecting these deliveries.
          Shares of Common Stock may be sold from time to time by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the New York Stock Exchange, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Shares of Common Stock may be sold by the Selling Shareholders by one or more of the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchase of such shares by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.
In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.
          Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders in amounts to be negotiated in connection with the sales. Such broker-dealers and any other participating broker-dealers may be deemed to be “underwriters”, within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.
          All costs, expenses and fees in connection with the registration of the shares of Common Stock will be borne by AIG. Commissions and discounts, if any, attributable to the sales of shares of Common Stock by the Selling Shareholders will be borne by the Selling Shareholders.

VALIDITY OF THE COMMON STOCK
          The validity of the shares of Common Stock offered hereby will be passed upon by Kathleen E. Shannon, Esq., Senior Vice President, Secretary and Deputy General Counsel of AIG. Ms. Shannon is regularly employed by AIG, participates in various AIG employee benefit plans under which she may receive shares of Common Stock and currently beneficially owns less than 1% of the outstanding shares of Common Stock.
EXPERTS
          The consolidated financial statements, the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A (which contains an adverse opinion on the effectiveness of internal control over financial reporting) for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
          AIG is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at:

SEC Public Reference Room
100 F Street, N.E., Room 1580
Washington, D.C. 20549
          Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AIG’s filings are also available to the public through:

•	The SEC web site at http://www.sec.gov

•	The New York Stock Exchange, 20 Broad Street, New York, New York 10005
          AIG’s common stock is listed on the NYSE and trades under the symbol “AIG”.
          AIG has filed with the SEC a registration statement on Form S-1 relating to the shares. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s internet site noted above.
          The SEC allows AIG to “incorporate by reference” the information AIG files with the SEC, which means that AIG can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information that AIG files with the SEC will automatically update and supersede that information as well as the information included in this prospectus. AIG incorporates by reference the documents below, any filings that AIG makes after the date of the initial filing of this registration statement and prior to the effectiveness of that registration statement and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all the securities are sold. This prospectus is part of a registration statement AIG filed with the SEC.

(1)	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.

(2)	Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(3)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

(4)	Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2005.

(5)	Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005.

(6)	Current Reports on Form 8-K, filed on May 22, 2006, May 11, 2006, March 16, 2006, February 13, 2006, February 9, 2006, January 19, 2006, January 13, 2006 and January 9, 2006.

(7)	Current Report on Form 8-K/A, filed on June 19, 2006.

(8)	Proxy Statement, dated April 5, 2006.

(9)	The description of AIG’s Common Stock incorporated by reference in AIG’s Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934.
          AIG will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from AIG’s Director of Investor Relations, 70 Pine Street, New York, New York 10270, telephone 212-770-6293, or you may obtain them from AIG’s corporate website at www.aigcorporate.com. Except for the documents specifically incorporated by reference into this prospectus, information contained on AIG’s website or that can be accessed through its website does not constitute a part of this prospectus. AIG has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

18,760,267 SHARES

COMMON STOCK
(PAR VALUE $2.50 PER SHARE)
June 22, 2006